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                            Fulbright & Jaworski LLP
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                         New York, New York 10103-3198
                               www.fulbright.com
                           telephone: (212) 318-3000
                           facsimile: (212) 318-3400

mrogers@fulbright.com                             telephone:    (212) 319-3000
direct dial: (212) 318-3206                       facsimile:    (212) 318-3400


                                April 28, 2006


VIA EDGAR AND FEDERAL EXPRESS

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

       Re:  Delek US Holdings, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed April 20, 2006
            File No. 333-131675
            -------------------

Dear Mr. Benson:

     On behalf of Delek US Holdings, Inc. (the "Company"), we hereby submit to you Amendment No. 4 (the "Amendment No. 4") to the Company's above-referenced Registration Statement on Form S-1, reflecting changes made in response to the Staff's comment letter dated April 26, 2006.

     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. The following numbered paragraphs, which correspond to the numbered paragraphs of the April 26, 2006 comment letter and which include specific references to Amendment No. 4, set forth the Company's responses to the Staff's comments.

Exhibit 5.1, Legality Opinion
-----------------------------

     1. We note the last sentence of the opinion stating that the opinion may only be relied upon by the company. Please delete this statement as investors are also permitted to rely upon counsel's opinion.

          RESPONSE: The final sentence of the opinion letter has been deleted in accordance with the Staff's comment. See Exhibit 5.1 filed with Amendment No. 4.

     2. Please provide us with a letter indicating that the General Corporation Law of the State of Delaware includes the statutory provisions, all applicable provisions of
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Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 28, 2006
Page 2



          the Delaware constitution and reported judicial decisions interpreting those laws. See the Corporation Finance Current Issues Outline, November 12, 2000.

          RESPONSE: A supplemental letter is enclosed and is being transmitted on EDGAR as correspondence in accordance with the Staff's comment.

     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3206 or Manuel Rivera at (212) 318-3296.

                                             Very truly yours,

                                             /s/ Mara H. Rogers

                                             Mara H. Rogers
Enclosures

cc:     H. Christopher Owings, Assistant Director
        Regina Balderas, Staff Accountant
        William Choi, Accounting Branch Chief
        Ellie Quarles, Special Counsel
        Ezra Uzi Yemin, Delek US Holdings, Inc.
        D. Rhett Brandon, Esq., Simpson Thacher & Bartlett L.L.P.